Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NovaGold Resources Inc. (“NovaGold” or the “Company”)
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4

Item 2.	Date of Material Change

April 28, 2009

Item 3.	News Release

A press release announcing the material changes referred to in this report was disseminated by Marketwire on April 28, 2009 and filed on SEDAR.

Item 4.	Summary of Material Changes

On April 28, 2009, NovaGold announced the results of a feasibility study completed for its Donlin Creek project – equally owned by NovaGold and Barrick Gold U.S. Inc. and operated by Donlin Creek LLC, a jointly owned limited liability company.

Item 5.	Full Description of Material Change

On April 28, 2009, NovaGold announced the results of a feasibility study completed for its Donlin Creek project – equally owned by NovaGold and Barrick Gold U.S. Inc. and operated by Donlin Creek LLC, a jointly owned limited liability company.

Based on the feasibility study, the Donlin Creek mine has been designed as a year-round, open-pit operation with plant start-up anticipated for 2015. With the current 29.3 million ounce gold reserve base, the anticipated life of mine of 21 years with a mill throughput of 53,500 tonnes per day. During the first 5 full years production averages 1.6 million ounces with an average total cash cost of US$394/oz. The lowest 25th percentile for current global industry total cash costs is approximately US$400/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. Life of mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces.

Mineral Reserves and Mineral Resources have been estimated using a long-term gold price assumption of US $725/oz and US $850/oz, respectively. The combined Proven and Probable Mineral Reserve plus Measured and Indicated Mineral Resource at Donlin Creek of 35.28 million ounces shows a 3.6 million ounce increase over the previously disclosed Measured and Indicated Resource of 31.67 million ounces announced on June 10, 2008.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Elaine Sanders
Vice President, Finance & Corporate Secretary
Telephone: (604) 669-6227
Fax: (604) 669-6272

Item 9.	Date of Report

April 29, 2009